UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

February 5, 2014

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56117J100	13G	Page 1 of 5 Pages

1	Names of Reporting Persons Merced OKR, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,142,767
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,142,767
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,767
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 9.37%
12	Type of Reporting Person PN

CUSIP NO. 56117J100	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Robert R. Alkema
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,142,767
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,142,767
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,767
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 9.37%
12	Type of Reporting Person IN

CUSIP NO. 56117J100	13G	Page 3 of 5 Pages

1	Names of Reporting Persons Anna M. Alkema
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,142,767
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,142,767
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,142,767
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 9.37%
12	Type of Reporting Person IN

CUSIP NO. 56117J100	13G	Page 4 of 5 Pages

Item 1(a). Name of Issuer: Malibu Boats, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: 5075 Kimberly Way, Loudon, TN 37774.

Item 2(a), (c). Name of Person Filing, Citizenship: This statement is being filed by the following Reporting Parties:

1) Merced OKR, LLC, a California limited liability company

2) Robert R. Alkema, a U.S. citizen

3) Anna M. Alkema, a U.S. citizen

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office or residence of each Reporting Person is 11204 Childs Ave., Le Grand, CA 98333.

Item 2(d). Title of Class of Securities: This statement on Schedule 13G relates to the Reporting Persons’ beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of the Issuer and in units (the “Units”) in Malibu Boats Holdings, LLC, an affiliate of the Issuer (the “LLC”), which are exchangeable for shares of the Class A Common Stock on a one-for-one basis pursuant to an exchange agreement by and among the LLC and its members, including the Issuer (the “Exchange Agreement”).

Item 2(e). CUSIP Number: 56117J100.

Item 3. Not applicable.

Item 4. Ownership.

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Number of Units with Sole Voting Power	Number of Units with Shared Voting Power	Number of Units with Sole Dispositive Power	Number of Units with Shared Dispositive Power
Merced OKR, LLC	1,142,767	9.37%	0	1,142,767	0	1,142,767
Robert R. Alkema	1,142,767	9.37%	0	1,142,767	0	1,142,767
Anna M. Alkema	1,142,767	9.37%	0	1,142,767	0	1,142,767

1	Based on the number of shares of Class A Common Stock (11,054,830) issued and outstanding as of February 5, 2014, the closing date of the initial public offering of the Class A Common Stock, and assuming all outstanding Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 5. Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

Items 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. See Exhibit 2.

Item 9. Notice of Dissolution of Group. Not applicable.

CUSIP NO. 56117J100	13G	Page 5 of 5 Pages

Item 10. Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

MERCED OKR, LLC

By:	/s/ Robert R. Alkema

Name:	Robert R. Alkema
Title:	Managing Member

ROBERT R. ALKEMA

/s/ Robert R. Alkema

ANNA M. ALKEMA

/s/ Anna M. Alkema